UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Interim Company Secretary

Date 9 February 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

ASX RELEASE

9th February 2017

NOVOGEN AWARDED GRANT OF UP TO $3M BY AUSTRALIAN FEDERAL GOVERNMENT FOR NOVEL DRUG DISCOVERY PROGRAM

•    Grant is provided under Cooperative Research Centre Project (CRC-P) scheme and provides up to $3 million in cash over three years

•    Funds will be applied to development of a next-generation anti-tropomyosin program, intended to provide potential new therapies for cancer. Research is distinct from Novogen’s existing anti-tropomyosin development candidate, ATM-3507 (Anisina)

•    Novogen is lead partner in a collaboration, involving the University of New South Wales and ICP Firefly Pty Ltd, a Sydney-based contract research organisation

Sydney, 9 February 2017 – Australian oncology-focused biotechnology company Novogen Limited (ASX: NRT; NASDAQ: NVGN) is pleased to announce that it has been awarded a grant of up to $3m over three years under the Cooperative Research Centre Project (CRC-P) scheme managed by the Australian Department of Industry Innovation and Science (DIIS).

The grant has been awarded to fund development of a next-generation anti-tropomyosin program, which is intended to provide potential new therapies for cancer. This research is distinct from Novogen’s existing anti-tropomyosin program, ATM-3507 (Anisina), which is currently in preclinical development.

The award provides a cash grant of up to $3 million over three years to a collaboration led by Novogen, together with the University of New South Wales (UNSW) and ICP Firefly Pty Ltd, a privately-held contract research organization based in Sydney, Australia. Under the conditions of the grant, Novogen has committed to contributing $1 million over the three-year life of the project, and UNSW will contribute up to $300,000, in addition to the $3 million provided by DIIS under the terms of the grant. In addition, the three parties will provide manpower and other in-kind resources to the project. The grant remains subject to finalisation of contractual negotiations between the three parties and the Federal Government.

Dr David Brown, Chief Scientific Officer at Novogen commented, “we are extremely honoured to receive this important grant from the Federal Government. I would like to congratulate Dr Stephen Palmer, Program Director for the project, who has worked tirelessly over the past six months to put forward a compelling application for this highly competitive award.”

The CRC-P scheme was started in 2015 to support industry-led collaborations between industry and academia. A maximum of $3 million is available in each grant, and a minimum of three Australian participants are required in the collaboration. The first round, in 2016, made 11 grants, and the second round, which includes Novogen’s award, has funded 17 projects. The Novogen project is the first novel pharmaceutical drug discovery program funded by the CRC-P scheme.

Novogen looks forward to sharing further information on the project once contractual discussions are completed.

[ENDS]

Media and Investor Relations	Investor Relations (US)
Glen Zurcher E: glen.zurcher@irdepartment.com.au T: +61 420 249 299	Robert Kennedy E: robert.kennedy@novogen.com T: +1 212 519 9832 / +1 646 662 3574

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of four development candidates, diversified across three distinct technologies, with the potential to yield first-in-class and best-in-class agents across a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. Three further molecules have been developed in-house from two proprietary drug discovery platforms (superbenzopyrans and anti-tropomyosins) to treat ovarian cancer and a range of solid tumours. Cantrixil, the most advanced of these, commenced a first-in-human clinical study in patients with ovarian cancer in late 2016, while Anisina and Trilexium are in preclinical development.

For more information, please visit: www.novogen.com